Financial Statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)

Nine months ended September 30, 2008 and 2007 (unaudited)

(Expressed in Canadian dollars)

FRONTEER DEVELOPMENT GROUP INC.
INTERIM FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an auditor.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Expressed in Canadian dollars - unaudited)

	September 30, 2008	December 31, 2007

Assets
Current assets:
Cash and cash equivalents	$87,463,924	$99,039,334
Accounts receivable and other	1,197,963	1,357,487
Due from related party (Note 11)	426,122	107,865
	89,088,009	100,504,686
Equipment	1,622,362	1,236,802
Investments (Note 5)	-	9,391,906
Reclamation bonds	3,383,739	1,797,010
Exploration properties and deferred exploration
expenditures (Note 6)	231,847,788	223,852,971
Investment in Turkish Properties (Note 7)	13,125,329	12,957,378
Investment in Aurora Energy Resources Inc. (Note 8)	75,618,321	76,696,684
	$414,685,548	$426,437,437
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$3,311,849	$2,550,477
Due to joint venture partner	-	564,377
Asset retirement obligations	527,895	486,775
	3,839,744	3,601,629
Asset retirement obligations	787,900	765,479
Future income taxes	53,616,886	55,220,552
Shareholders' Equity
Share capital (Note 9)	320,724,101	320,515,042
Contributed surplus	23,075,106	16,234,821
Accumulated other comprehensive income	-	4,788,488
Retained earnings	12,641,811	25,311,426
	356,441,018	366,849,777
	$414,685,548	$426,437,437

Nature of operations (Note 1)
Contingencies (Note 6)
Subsequent events (Note 13)

The accompanying notes form an integral part of these consolidated financial statements

Approved by the Board of Directors:

"Jo Mark Zurel"	"George Bell"
Director	Director

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations
(Expressed in Canadian dollars - unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Operating expenses:
Stock-based compensation (Note 9)	$705,153	$1,137,562	$5,386,640	$8,031,571
Write-down of exploration properties and deferred exploration
expenditures (Note 6)	1,556,087	-	1,898,102	1,789,515
Wages and benefits	596,081	319,299	1,918,855	982,457
Property investigation and site restoration	599,578	687,826	1,797,651	1,179,500
Professional fees	438,421	186,877	1,069,755	456,993
Office and general	294,151	206,794	939,287	439,487
Investor relations, promotion and advertising	94,877	154,720	469,198	622,807
Amortization	131,397	24,737	285,939	73,241
Listing and filing fees	3,639	2,022	199,550	211,540
Accretion expense	13,036	-	38,281	-

Loss from operations	4,432,420	2,719,837	14,003,258	13,787,111

Other income (expenses):
Interest income and other	687,979	1,119,803	2,343,992	2,721,716
Gain (loss) on sale of marketable securities and investment (Note 5)	-	-	1,768,235	(366,143)
Dilution gain (Note 8)	-	16,017	71,049	790,326
Loss on disposal of capital assets	(22,595)	-	(7,726)	-
Change in fair value of financial instruments	-	(989,634)	(360,906)	(200,364)
Equity in loss of Aurora Energy Resources Inc. (Note 8)	(304,160)	(644,478)	(1,149,412)	(3,330,044)
Foreign exchange loss	(1,545,538)	(106,438)	(2,447,951)	(253,921)

	(1,184,314)	(604,730)	217,281	(638,430)

Loss before income taxes	(5,616,734)	(3,324,567)	(13,785,977)	(14,425,541)

Current income tax expense	-	-	-	811
Future income tax expense (recovery)	(530,546)	543,634	(1,116,362)	72,709

	(530,546)	543,634	(1,116,362)	73,520

Net loss	$(5,086,188)	$(3,868,201)	$(12,669,615)	$(14,499,061)

Loss per common share, basic and diluted	$(0.06)	$(0.06)	$(0.15)	$(0.22)

Weighted average number of common shares outstanding
Basic and Diluted	83,226,050	68,847,806	83,207,371	66,501,599

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars - unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Cash provided (used for):
Operating activities:
Loss for the period	$(5,086,188)	$(3,868,201)	$(12,669,615)	$(14,499,061)
Items not affecting cash:
Stock-based compensation	705,153	1,137,562	5,386,640	8,031,571
Write-down of exploration properties and deferred
exploration expenditures	1,556,087	-	1,898,102	1,789,515
Amortization	131,397	24,737	285,939	73,241
Accretion expense	13,036	-	38,281	-
(Gain) loss on sale of marketable securities/long term investments	-	-	(1,768,235)	366,143
Dilution gain	-	(16,017)	(71,049)	(790,326)
Loss on disposal of capital assets	22,595	-	7,726	-
Change in fair value of financial instruments	-	989,634	360,906	200,364
Equity in loss of Aurora Energy Resources Inc.	304,160	644,478	1,149,412	3,330,044
Unrealized foreign exchange loss	1,545,538	106,438	2,447,951	253,921
Future income taxes	(530,546)	543,634	(1,116,362)	72,709
Changes in non-cash working capital:
Accounts receivable and other	187,513	(570,822)	87,981	(70,320)
Amounts due from related parties	(137,115)	12,393	(318,257)	44,518
Accounts payable and accrued liabilities	663,798	(26,665)	419,916	(55,654)
Other liabilities	-	(307,501)	-	103,518

Cash used in operating activities	(624,572)	(1,330,330)	(3,860,664)	(1,149,817)

Financing activities:
Issuance of common shares for cash	-	-	-	66,345,500
Cash received on exercise of warrants	-	-	-	4,942,743
Cash received on exercise of options	-	-	129,800	876,065
Share issue costs	-	-	-	(3,728,754)

Cash provided by financing activities	-	-	129,800	68,435,554

Investing activities:
Change in accounts receivable and other	131,455	(140,213)	71,543	(1,177,090)
Change in accounts payable and accrued liabilities	488,257	(6,550)	341,456	(931,589)
Net cash acquired upon acquistion of NewWest Gold Corporation	-	172,421	-	172,421
Proceeds from sale of equipment	27,721	(114,975)	193,221	(413,666)
Proceeds from sale of investment	-	-	5,295,450	-
Purchase of marketable securities and investments	-	-	-	(2,616,518)
Purchase of equipment	(226,245)	-	(912,107)	-
Reclamation bonds	(889,521)	-	(1,586,729)	-
Recovery of deferred exploration expenditures	-	615,419	-	1,259,859
Proceeds from sale of marketable securities	-	-	-	3,841,655
Investment in Turkish Properties	-	(193,702)	-	(193,702)
Interest in exploration properties and deferred exploration			-
expenditures	(5,316,841)	(2,804,404)	(11,077,879)	(5,522,888)

Cash used in investing activities	(5,785,174)	(2,472,004)	(7,675,045)	(5,581,518)

Effect of exchange rate difference on cash	12,794	(51,092)	(169,501)	(265,264)

(Decrease) increase in cash	(6,396,952)	(3,853,426)	(11,575,410)	61,438,955

Cash, beginning of period	93,860,876	105,684,294	99,039,334	40,391,913

Cash, end of period	$87,463,924	$101,830,868	$87,463,924	$101,830,868

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Shareholders' Equity
(Expressed in Canadian dollars - unaudited)

	Common Shares			Accumulated Other
				Comprehensive		Total Shareholders'
	Shares	Amount	Contributed Surplus	Income	Retained Earnings	Equity
	#	$	$	$	$	$
Balance as at December 31, 2007	83,176,050	320,515,042	16,234,821	4,788,488	25,311,426	366,849,777

Exercise of stock options	50,000	209,059	(79,259)	-	-	129,800
Stock-based compensation	-	-	6,919,544	-	-	6,919,544
Other comprehensive loss	-	-	-	(4,788,488)	-	(4,788,488)
Net loss for the period	-	-	-	-	(12,669,615)	(12,669,615)

Balance as at September 30, 2008	83,226,050	320,724,101	23,075,106	-	12,641,811	356,441,018

Consolidated Statement of Comprehensive Loss
(Expressed in Canadian dollars - unaudited)

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008 September 30, 2007
Net loss for the period	$(5,086,188)	$(3,868,201)	$(12,669,615)		(14,499,061)
Other comprehensive loss:
Unrealized loss on long-term investment	-	(2,342,093)	(3,020,253)		(376,298)
Reclassification of gain on disposal of long-term investment included in net loss	-	-	(1,768,235)		-
Total comprehensive loss	$(5,086,188)	$(6,210,294)	$(17,458,103	) $	(14,875,359)

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2008 and 2007 (unaudited)

1.	NATURE OF OPERATIONS

Fronteer Development Group Inc. (the “Company” or “Fronteer”) has international operations focused on the acquisition, exploration and development of mineral resource properties. The Company has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the delineation of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis (see Notes 6, 7 and 8).

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements, except as noted below. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

Changes in Accounting Policies

Effective January 1, 2008, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

	a)	Capital Disclosures (Section 1535)

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

	b)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Comparative Figures

Certain of the comparative figures presented have been reclassified to conform to the current year presentation.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)

For the nine months ended September 30, 2008 and 2007 (unaudited)

3.	CAPITAL DISCLOSURES

The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

4.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash and equivalents and reclamation bonds with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset based commercial paper.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short term requirements. In the long term, the Company may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. The Company’s cash and equivalents are invested in business accounts and are available on demand for the Company’s programs, and are not invested in any asset backed deposits/investments.

Market Risk

The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk

The results of the Company’s operations are exposed to currency fluctuations. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon the financial results of the Company and may also affect the value of the Company’s assets, liabilities and shareholders’ equity. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)

For the nine months ended September 30, 2008 and 2007 (unaudited)

4.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT (continued)

Financial instruments that impact the Company’s net loss or other comprehensive loss due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of the Company’s net loss and other comprehensive loss due to changes in the exchange rate between the US dollar and the Canadian dollar is summarized in the table below:

	As at September 30, 2008
	10% increase in USD	10% decrease in USD
(Increase) decrease in net loss and comprehensive loss	($83,330)	$75,623

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding short term investments. The Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company monitors this exposure and does not enter into any derivative contracts to manage this risk.

Commodity Price Risk

The value of the Company’s mineral resource properties and equity investments are related to the price of gold, uranium, copper and other precious minerals and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.

Gold, uranium, copper and other precious mineral prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Fair Value Estimation

The carrying value of the Company’s financial assets and liabilities approximates their estimated fair value. The carrying value less impairment provision, if necessary, of trade receivables and payables approximate their fair values.

The fair value of the asset retirement obligations are determined by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

The Company’s financial liabilities are not exposed to interest rate risk.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2008 and 2007 (unaudited)

5.	INVESTMENTS

On March 6, 2008, the Company sold its common share investment in Latin American Minerals Inc. (“LAT”), a publicly traded company listed on the TSX Venture Exchange under the symbol LAT. The Company received net proceeds of $5,295,450 upon the sale and recorded a gain of $1,768,235.

During the nine months ended September 30, 2008, 1,000,000 share purchase warrants held in LAT expired unexercised. The warrants had entitled the Company to purchase 1,000,000 common shares of LAT at a price of $1.25 per common share. The Company treated the share purchase warrants as a derivative financial instrument with any change in fair value included in earnings for the period.

The following table sets out the movement of the Company’s financial asset investments, which are accounted for ‘available for sale’, ‘held-to-maturity’, ‘held for trading’, ‘loans and receivables’ as defined by CICA 3855, Financial Instruments – Recognition and Measurement. No items were classified as ‘held-to-maturity’ or ‘loans and receivables’ during the period.

	Available for sale	Held for trading	Total
At January 1, 2008	9,031,000	360,906	9,391,906
Movement in fair value	-	(360,906)	(360,906)
Disposals	(9,031,000)	-	(9,031,000)
At September 30, 2008	-	-	-

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2008 and 2007 (unaudited)

6.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

		Purchase				Transfer to
	Total	Price				Equity	Total
	December 31,	Allocation	Additions	Recoveries	Write-	Interest	September 30,
	2007	Adjustment			downs		2008
	$		$	$	$	$	$
USA (Note 6(a)) Northumberland	71,099,913	(736,726)	4,260,694	-	-	-	74,623,881
Long Canyon	2,096,588	(16,894)	3,736,879	(296,221)	-	-	5,520,352
Sandman	21,378,165	(245,815)	1,057,798	-	-	-	22,190,148
Zaca	46,290,479	(520,095)	62,710	-	-	-	45,833,094
Eastern Great Basin	53,743,598	(653,633)	1,430,946	-	-	-	54,520,911
Carlin -Cortez	2,572,833	(30,529)	1,895,669	-	(1,556,087)	-	2,881,886
Other	16,652,712	(201,066)	273,564	-	-	-	16,725,210
	213,834,288	(2,404,758)	12,718,260	(296,221)	(1,556,087)	-	222,295,482

TURKEY
(Note 6(b))
Biga	359,476	-	-	-	-	(359,476)	-
Pirentepe	1,085,277	-	-	-	-	-	1,085,277
General Turkey	64,105	-	-	-	(64,105)	-	-
Aydin	35,491	-	1,231	-	-	-	36,722
Samli	277,469	-	441	-	(277,910)	-	-
Nidge	17,967	-	4,557	-	-	-	22,524
Dedidagi	10,386	-	-	-	-	-	10,386
TV Tower	36,198	-	-	-	-	-	36,198
Isper	-	-	120,736	-	-	-	120,736
Aktarma	-	-	12,641	-	-	-	12,641
	1,886,369	-	139,606	-	(342,015)	(359,476)	1,324,484

YUKON
(Note 6(c))
Wernecke	8,079,996	-	114,071	(18,563)	-	-	8,175,504

OTHER
PROPERTIES	52,318	-	-	-	-	-	52,318
	223,852,971	(2,404,758)	12,971,937	(314,784)	(1,898,102)	(359,476)	231,847,788

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2008 and 2007 (unaudited)

6.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

	USA	Turkey	Yukon	Other	Total
	$	$	$	$	$
December 31, 2007	213,834,288	1,886,369	8,079,996	52,318	223,852,971

Purchase Price Allocation Adjustment	(2,404,758)	-	-	-	(2,404,758)

2008 expenditures:
Acquisition costs	153,664	98,268	-	-	251,932
Assaying & geochemical	342,543	4,291	15,863	-	362,697
Camp & field costs	96,105	6,208	898	-	103,211
Claim maintenance and advance royalty fees	1,096,747	-	-	-	1,096,747
Drilling	5,833,933	-	-	-	5,833,933
Environmental	69,728	-	-	-	69,728
Geophysics	278,198	-	3,506	-	281,704
Transportation	254,082	13,824	2,137	-	270,043
Wages, consulting and management fees	4,044,591	9,719	71,348	-	4,125,658
Other	548,669	7,296	20,319	-	576,284
	12,718,260	139,606	114,071	-	12,971,937
Exploration costs written-off	(1,556,087)	(342,015)	-	-	(1,898,102)
Transfer to Equity Interest	-	(359,476)	-	-	(359,476)
Recoveries	(296,221)	-	(18,563)	-	(314,784)
	(1,852,308)	(701,491)	(18,563)	-	(2,572,362)
September 30, 2008	222,295,482	1,324,484	8,175,504	52,318	231,847,788

(a)	USA

The Northumberland Project

The Northumberland deposit is located in northern Nye County in central Nevada, and is owned 100% by the Company. The Northumberland property was subject to a joint-venture agreement with Newmont Mining Corporation, which expired in January 2008, resulting in the Company regaining control of the property.

The holding costs for the properties at Northumberland include a per claim maintenance fee of $125 payable annually to the Bureau of Land Management “(BLM”) plus related filing and recording fees applicable to unpatented mining claims. A portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays the annual advance royalties of $20,000 to the lessor. These payments are credited against a mineral production royalty of 4% of Net Smelter Royalty (“NSR”) from minerals produced from the claims. The Company purchased an additional unpatented mining claim at Northumberland from a private party, for a purchase price of $50,000.

In addition, a small portion of the area on which the Northumberland Project deposits are currently located is subject to an NSR royalty of 1% payable to a third party lessors.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2008 and 2007 (unaudited)

6.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

Long Canyon Project

The Long Canyon Project is the most significant of what are referred to by the Company as the Eastern Great Basin properties (“EGB”). The EGB Project Properties consist of an extensive area of mineral rights across a broad region, and include the Long Canyon Project and three other gold exploration projects.

The EGB Projects properties are located in northeastern Nevada and northwestern Utah. The Company’s interest in these projects ranges from 25% to 100%.

In 2006, NewWest Gold Corporation (a wholly-owned subsidiary of the Company) (“NWG”) entered into a joint venture agreement for the Long Canyon Project with AuEx Ventures (“AuEx”) whereby the two parties combined their land positions in the Long Canyon area. NWG was obligated to spend $5 million of exploration expenditures within a five year period (completed September 2008) to earn a 51% interest in the project. The Company did not exercise its option to earn an additional 14% by fully funding the project through feasibility.

The holding costs for the EGB Projects include a per claim maintenance fee of US$125 payable annually to the BLM, plus related filing and recording fees, applicable to unpatented mining claims, but the fee lands have minimal holding costs and the lease lands have variable leasing costs. A portion of the EGB Projects is covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. A smaller portion of the EGB Projects is covered by three separate leases for metalliferous minerals with the State of Utah at an annual cost of $4,433.

Approximately 340 of the Long Canyon claims are subject to a 3% NSR, while the TUG/KB and other claims in the EGB are subject to royalties ranging from 0.625% - 5%.

Sandman Project

The Sandman Project which is owned 100% by the Company consists of various lode mining claims fee lands, which were subleased from Newmont beginning in September 1997.

The annual payments required to the BLM and county for Sandman and nearby Ten-mile project include an annual $125 per claim maintenance fee, plus related filing and recording fees, applicable to the Company’s unpatented mining claims. Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, $67,200 from 2008 through 2012, and $134,400 starting in 2013. The Newmont sublease has a primary term of ten years, and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017. Under a separate lease for the Ten Mile project, the Company was required to make annual lease payments of $24,000 reducing to $20,000 in 2009 through 2014. These lease payments will now be paid by Newmont (see below). Sandman is also subject to NSR’s on various of its mineral claims ranging from 1% to 6%.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2008 and 2007 (unaudited)

6.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

During the nine months ended September 30, 2008, the Company and Newmont signed a joint venture agreement whereby Newmont may earn an initial 51% interest in Sandman within 36 months by spending a minimum US$14,000,000 on exploration and making a production decision supported by a bankable feasibility study. Newmont may earn an additional 9% in Sandman by spending a further US$9,000,000 on development net of a US$5,000,000 credit allowed to Newmont for 60% of the costs it incurred at Northumberland. Thereafter, the parties will fund the joint venture in accordance with their participating interests; provided; however, that Newmont shall have the right to recover the remaining 40% of its Northumberland expenditures (approximately US$3.75 million) from the net proceeds of the joint venture. Provided that Newmont has completed Phase 2 earn-in, Newmont shall be entitled to receive up to 90% of the Company’s proportionate share of the joint venture net proceeds distributions until the US$3.75 million is recovered. Fronteer retains a 2% NSR on production of the first 310,000 ounces at Sandman. Fronteer can also elect to have Newmont arrange financing for its 40% of development costs.

Carlin - Cortez Trends Project

The Carlin - Cortez Trends properties encompass a land position located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The land position at the Carlin- Cortez Trends Project consists principally of the Company’s privately owned property, on the majority of which it owns 100% of the mineral rights.

The holding costs for the Carlin-Cortez Trends Project include a US$125 per claim maintenance fee payable annually to the BLM, plus related filing and recording fees applicable to the Company’s unpatented mining claims.

A portion of the unpatented claims comprising the Carlin-Cortez Trends Project, are subject to a 0.5% NSR royalty, and a smaller portion are subject to an additional sliding-scale NSR royalty ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

During the three months ended September 30, 2008, the Company wrote-off all costs associated with the Antelope Creek claims due to unfavorable drilling results. The Company may in the future further explore its extensive land claims in Antelope Creek.

Zaca Project

The Zaca Project, owned 100% by the Company is located in Alpine County, California. The Company holds the Zaca Project as the assignee of a lease agreement.

The United States Forest Service (“USFS”) is conducting a Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) “non-time critical removal (remediation) action” at the Zaca Project property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative for an estimated cost of between $1.5 million to $2.0 million. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Project. The cleanup efforts are being administered by the USFS. Since the acquisition of NewWest Gold Corporation (“NWG”) in September 2007, the USFS has not sought contribution from the Company for the cleanup and the Company does not believe it will do so. However, the Company cannot rule out the possibility that the Company may be claimed to be liable to contribute to the USFS's remediation or other CERCLA response costs at some time in the future. To date, no liability has been recorded in the Company’s financial statements. There is a 5% NSR royalty payable on certain of the Zaca claims.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2008 and 2007 (unaudited)

6.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

The Company acquired NWG on September 24, 2007. The transaction was accounted for as an asset purchase and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its estimated fair value at the time of acquisition. The Company has finalized the net assets acquired in the transaction and determined that exploration properties and deferred exploration expenditures should be reduced by $2,404,758 with a corresponding reduction in the future income tax liability of $2,152,833 and the recognition of a foreign exchange expense of $251,925.

(b)	Turkey

On April 27, 2004, May 6, 2004 and October 19, 2004, the Company signed Memoranda of Understanding (“MOUs”) with Teck Cominco Arama ve Madencilik Sanayi Ticaret (“TCAM”) to acquire a 100% interest in three epithermal gold properties, the Agi Dagi, the Kirazli and the Biga Properties (see information on the Halilaga project below), respectively.

See Note 7 – Investment in Turkish Properties for a discussion of the Agi Dagi, Kirazli and Halilaga properties.

Biga Properties

On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn-back 60% of newly designated properties governed by the Biga Properties MOU, called Pirentepe, TV Tower and Dedidagi. As a result of this election, the Company was deemed to have earned a 100% interest in each of these properties. The Company and TCAM agreed to a reallocation of costs, previously capitalized to the Biga Properties, to each of the designated properties to determine the amount of TCAM’s earn back expenditure. Under the terms of the original MOU, to earn back a 60% interest in any one of these four properties, TCAM was required to spend approximately US$2,800,000 on Pirentepe, approximately US$97,000 (completed) on TV Tower and approximately US$23,000 (completed) on Dedidagi. TCAM may earn an additional 10% interest in each property by completing a feasibility study and completing other requirements within four years of the earn-back date. As at September 30, 2008, TCAM had incurred expenditures of US$1,630,522 at Pirentepe.

(c)	Wernecke Breccias, Yukon, Canada

In 2006, the Company and Rimfire Minerals Inc. (“Rimfire) jointly acquired mineral claims in the Yukon Territory and a data set, from arm’s length third parties, who retain a total 2% NSR over the claims and a surrounding area of influence. The Company and Rimfire staked additional claims during 2006 and 2007, adding to the land package. The Company is the operator of the project, with an 80% interest, and Rimfire holds a 20% interest.

In May 2007, the Company and Rimfire reached an agreement regarding the joint operation of an unincorporated joint venture whereby ongoing exploration expenses will be shared pro rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% net profit interest after pay-back of capital.

7.	INVESTMENT IN TURKISH PROPERTIES

Agi Dagi, Kirazli and Halilaga Properties

The Company owns 40% of each of the Agi Dagi, Kirazli and Halilaga projects through a 40% ownership stake in three companies, controlled by TCAM. Should Kirazli and Agi Dagi go into production, the Company must pay TCAM a production bonus of US$10 per ounce of gold from the originally defined resource areas at each property, subject to a maximum of 600,000 ounces of gold on Agi Dagi and 250,000 ounces of gold at Kirazli. Agi Dagi is also subject to a 2% NSR owing to an arm’s length third party. A fourth company, also owned 40% by the Company, holds other minor mineral interests in northwestern Turkey. The remaining 60% of this company is also owned by TCAM. The Company accounts for these investments as equity investments.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2008 and 2007 (unaudited)

7.	INVESTMENT IN TURKISH PROPERTIES (continued)

Under the equity method of accounting , the Company’s percentage interest in the net assets and results of operations of the projects are presented in a single line on the balance sheet as “Investment in Turkish Properties” and in the statement of operations as “Equity in loss on Turkish Properties”, respectively. Effective July 25, 2007, for the Kirazli project and August 15, 2007, for the Agi Dagi and Halilaga projects (the dates where the ownership percentages were determined), the Company has transferred the expenditures it has incurred from “Exploration properties and deferred exploration expenditures” to “Investment in Turkish Properties”. Also any costs incurred subsequent to the effective earn-back dates on Agi Dagi, Kirazli and Halilaga have been included in “Investment in Turkish Properties.”

TCAM has been granted an extension to December 31, 2008, to elect to earn an additional 10% interest in the Halilaga property. In return for the extension, TCAM has agreed to solely fund US$3,000,000 in exploration in Halilaga in 2008. To earn the additional 10% interest in Halilaga, TCAM must notify Fronteer before December 31, 2008, that it intends to complete a feasibility study within four years of the notification date. If a production decision is made, TCAM will use its best efforts to arrange project debt financing for at least 60% of the capital costs and offer to loan Fronteer the remaining equity component of project financing at commercial lending rates. If TCAM fails to complete a feasibility study within four years from the notification date, its ownership percentage in Halilaga will remain at 60%.

8.	INVESTMENT IN AURORA ENERGY RESOURCES INC.

The Company accounts for its investment in Aurora using the equity method of accounting. Under the equity method, the Company’s interest in the net assets and results of operations of Aurora are presented in a single line on the balance sheet as “Investment in Aurora Energy Resources Inc.” and in the statement of operations as “Equity in loss of Aurora Energy Resources Inc.”, respectively. The Company has recorded a dilution gain of $71,049 with respect to its investment in Aurora for the nine months ended September 30, 2008 ($790,326 – nine months ended September 30, 2007), which is also included on the balance sheet as a part of “Investment in Aurora Energy Resources Inc.” The dilution gain represents the fair value of the Company’s share of the consideration paid by the new investors in excess of the carrying value of the Company’s investment in Aurora. For the nine months ended September 30, 2008, the Company recorded $1,149,412 as its portion of Aurora’s net loss ($3,330,044 - nine months ended September 30, 2007).

As at September 30, 2008, the Company owned 30,947,336 common shares of Aurora (December 31, 2007 – 30,947,336) or approximately 42.2% (December 31, 2007 – 42.3%) of Aurora’s issued and outstanding common shares. The fair value of these shares at September 30, 2008 was $45,802,057 (December 31, 2007 - $418,717,456).

On April 8, 2008, the Nunatsiavut government voted eight to seven in favor of implementing a three year moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands.

9.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares with no par value of which 83,266,050 were issued and outstanding at September 30, 2008.

Stock Option Plans:

Employee Stock Option Plan

The Company maintains a stock option plan (the “Plan”), approved by the shareholders on May 2, 2007, whereby the Board of Directors may, from time to time, grant to employees, officers and directors of, or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board, in an amount up to 10% of the total number of common shares issued and outstanding from time to time. The options are non-assignable and may be granted for a term not exceeding 10 years. The exercise price of the options is fixed by the Board at the time of grant in accordance with the terms of the Plan.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2008 and 2007 (unaudited)

9.	SHARE CAPITAL (continued)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of	Weighted Average
	options	Exercise Price
Balance, December 31, 2007	4,651,067	$6.66
Options granted	1,837,500	7.90
Options exercised	(50,000)	2.60
Options expired	(26,666)	9.66
Options forfeited	(196,668)	9.11
Balance, September 30, 2008	6,215,233	$6.73

Options exercisable at September 30, 2008 totaled 4,888,636 (December 31, 2007 – 3,609,400).

At September 30, 2008, the Company had incentive stock options issued to directors, officers, employees and key consultants to the Company outstanding as follows:

		Weighted	Weighted		Weighted average
	Number of	average	average	Number of	exercise
	options	remaining	exercise	options	price of options
Range of exercise prices	outstanding	contractual life	price	exercisable	exercisable
$0.01 to $0.99	315,000	0.13 years	$ 0.84	315,000	$ 0.84
$1.00 to $1.99	1,286,000	1.00 years	$ 1.25	1,286,000	$ 1.25
$2.00 to $2.99	400,000	1.75 years	$ 2.34	400,000	$ 2.34
$4.00 to $4.99	160,000	2.50 years	$ 4.51	160,000	$ 4.51
$5.00 to $5.99	150,000	4.54 years	$ 5.05	-	-
$6.00 to $6.99	728,400	2.61 years	$ 6.50	728,400	$ 6.50
$8.00 to $8.99	1,517,500	9.02 years	$ 8.07	729,792	$ 8.04
$9.00 to $9.99	140,000	4.02 years	$ 9.50	80,000	$ 9.47
$10.00 to $10.99	573,333	3.70 years	$ 10.24	409,444	$ 10.20
$11.00 to $11.99	60,000	4.16 years	$ 11.10	20,000	$ 11.10
$14.00 to $14.99	835,000	3.42 years	$ 14.24	726,667	$ 14.23
$16.00 to $16.99	50,000	3.55 years	$ 16.09	33,333	$ 16.09
	6,215,233	3.97 years	$ 6.73	4,888,636	$ 6.17

Acquisition Stock Option Plan

In August 2007, the Company’s Board of Directors approved an acquisition stock option plan, whereby such plan was used to grant replacement options to the former holders of NewWest Gold Corporation options with Fronteer stock options.

	Number of	Weighted Average
	options	Exercise Price
Balance, December 31, 2007	504,400	$9.62
Options expired	(458,900)	9.62
Balance, September 30, 2008	45,500	$9.62

Options exercisable at September 30, 2008 totaled 45,500 (December 31, 2007 – 504,400).

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2008 and 2007 (unaudited)

9.	SHARE CAPITAL (continued)

Stock-based compensation

For the nine months ended September 30, 2008, the Company recorded compensation cost on the grant of stock options to employees and non-employees. For the purposes of estimating the fair value of options using the Black-Scholes option pricing model, certain assumptions are made such as expected dividend yield, volatility of the market price of the Company’s shares, risk-free interest rates and expected average life of the options. Exercise price and vesting terms may also vary.

The fair value of options granted during the nine months ended September 30, 2008 ranged from $2.69 to $5.35 per option. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

	September 30, 2008	September 30, 2007
Risk free interest rate	2.9% to 3.7%	3.9% to 4.3%
Expected life	3.4 to 3.5 years	3.4 years
Expected volatility	74.0% to 75.3%	73.6% to 75.0%
Expected dividend yield	0.0%	0.0%

For the nine months ended September 30, 2008, the Company has capitalized a total of $1,532,266 ($532,070 – nine months ended September 30, 2007) of stock-based compensation expense to exploration properties and deferred exploration expenditures and charged to the Consolidated Statement of Operations a total of $5,386,640 ($8,031,571–nine months ended September 30, 2007) of stock-based compensation expense.

10.	COMMITMENTS

The Company has entered into leases for premises, office equipment and computer services. Total minimum lease commitments, total approximately $2,225,966. Minimum rental commitments for the following years total:

Year	Amount
$
2008	280,848
2009	759,358
2010	513,066
2011	304,582
2012	252,305
Subsequent to 2012	115,807
2,225,966

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2008 and 2007 (unaudited)

11.	RELATED PARTY TRANSACTIONS

For the nine months ended September 30, 2008, the Company invoiced Aurora $911,397 (September 30, 2007 - $546,742) for its share of office costs, employee wages and benefits. At September 30, 2008, the Company had a receivable due from Aurora of $426,122 (December 31, 2007 - $107,865) relating to these expenditures.

The Company and Aurora have re-negotiated a cost-sharing agreement whereby the Company will charge common office and employee benefit costs to Aurora.

12.	SEGMENTED INFORMATION

Geographical segmented information

The Company has four geographical segments: Canada, United States, Turkey and Mexico. The total assets attributable to the geographical locations relate primarily to its equity-accounted investment in Aurora, exploration properties and deferred exploration expenditures and have been disclosed in Notes 6, 7 and 8. The net loss relating to the operations in Canada, United States, Turkey and Mexico totaled $5,625,822, $4,828,741, $2,085,844 and $129,208 respectively, for the nine months ended September 30, 2008.

13.	SUBSEQUENT EVENTS

Subsequent to September 30, 2008, 300,000 stock options were exercised for gross proceeds of $252,000 to the Company.

Also on October 21, 2008, the Company announced that it had elected to continue as majority owner and operator of the Long Canyon project through a participating joint venture with AuEx Ventures Inc. The Company did not exercise its option to earn an additional 14% by fully funding the project through feasibility. Fronteer and AuEX will share funding 51%/49% with each interest subject to straight-line dilution for non-participation.

CORPORATE INFORMATION

Corporate Head Office - Vancouver	Directors
1650 – 1055 West Hastings Street	Oliver Lennox-King, Chairman
Vancouver, British Columbia	Mark O’Dea
Canada V6E 2E9	George Bell
Scott Hand
Phone: 604-632-4677	Lyle Hepburn
Fax: 604-632-4678	Donald McInnes
Website: www.fronteergroup.com	Jo Mark Zurel
Email: info@fronteergroup.com

Information Office - Toronto	Officers and Management
80 Richmond St. West, 12th Floor	Mark O’Dea, President and Chief Executive Officer
Toronto, Ontario	Sean Tetzlaff, Chief Financial Officer, VP, Finance and Corporate Secretary
Canada	Ian Cunningham Dunlop, Vice President, Exploration
Phone: 416-362-5556	Jim Lincoln, Vice President, Operations
Fax: 416-362-3331	Chris Lee, Chief Geoscientist

Exploration Office - US	Registrar and Transfer Agents
230 S. Rock Blvd, Suite 30	Equity Transfer and Trust Company
Reno, Nevada	400 – 200 University Avenue
89502-2389	Toronto, Ontario, M5H 4H1
USA	Canada

Legal Counsel	Registrar and Transfer Company
Cassels Brock & Blackwell	10 Commerce Drive, PO Box 1727
2100 Scotia Plaza	Cranford, NJ, 07016
40 King Street West	USA
Toronto, Ontario M5H 3C2

Auditors
PricewaterhouseCoopers LLP, Chartered Accountants
700 – 250 Howe Street
Vancouver, British Columbia, V6C 3S7

Shares Quoted
Toronto Stock Exchange:	FRG
NYSE Alternext-US	FRG